SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sphere Entertainment Co.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

55826T102
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55826T102	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON PN

*The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2024, the Reporting Persons may have been deemed to beneficially own 830,592 shares of Class A Common Stock, representing 2.9% of the Class A Common Stock outstanding as of such time.

CUSIP No. 55826T102	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON CO

*The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2024, the Reporting Persons may have been deemed to beneficially own 830,592 shares of Class A Common Stock, representing 2.9% of the Class A Common Stock outstanding as of such time.

CUSIP No. 55826T102	13G/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,667,162 (including 400,000 shares of Class A Common Stock issuable upon exercise of options)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%*
12	TYPE OF REPORTING PERSON IN

*The information set forth on this cover page reflects information as of the date hereof. As of September 30, 2024, the Reporting Persons may have been deemed to beneficially own 830,592 shares of Class A Common Stock, representing 2.9% of the Class A Common Stock outstanding as of such time.

CUSIP No. 55826T102	13G/A	Page 5 of 7 Pages

Item 1(a).	Name of Issuer.
Sphere Entertainment Co. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices.
Two Penn Plaza, New York, New York 10121.

Item 2(a).	Name of Person Filing.
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer held by (and underlying options held by) Point72 Associates, LLC, an investment fund it manages (“Point72 Associates”); (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to shares of Class A Common Stock held by (and underlying options held by) Point72 Associates; and (iii) Steven A. Cohen (“Mr. Cohen”) with respect to shares of Class A Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

Cubist Systematic Strategies, LLC, an advisor under common control with Point72 Asset Management, acts as a sub-advisor with respect to a portion of the shares of Class A Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.
The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.

Item 2(c).	Place of Organization.
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

Item 2(d).	Title of Class of Securities.
Class A Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number.
55826T102

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:
Not applicable.

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person. Such information is as of the close of business on November 13, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Class A Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

CUSIP No. 55826T102	13G/A	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Class A Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55826T102	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person